UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          MACK-CALI REALTY CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   554489 10 4
              ----------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)

----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554489 10 4
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Cali Group
      --------------

      John J. Cali
      Angelo R. Cali
      Edward Leshowitz
      Brant B. Cali
      John R. Cali
      Christopher Cali
      TAR Investments L.P.
      Thomas A. Rizk
      Albert Spring
      James Nugent
      Rose Cali
      Brant Cali, as Trustee for ARC 75 Trust John R
      Brant Cali, as Trustee for ARC 75 Trust Joanne
      Brant Cali, as Trustee for ARC 75 Trust Angela
      John R. Cali, as Trustee for JJC 79 Trust
      Brant Cali, as Trustee for ARC 79 Trust
      Roger W. Thomas
      Barry Lefkowitz
      Jonna Cali
      Philip Cali
      Estate of Jed Leshowitz
      Susan Sandson

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      U.S.
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             3,372,859
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        3,372,859
                        --------------------------------------------------------

--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      3,372,859
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      5.60%
--------------------------------------------------------------------------------
12    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

            Mack-Cali Realty Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

            11 Commerce Drive, Cranford, New Jersey 07016

Item 2(a). Name of Person Filing:

            The Cali Group

Item 2(b). Address of Principal Business Office:

            11 Commerce Drive, Cranford, New Jersey 07016

Item 2(c). Citizenship:

            Each member of The Cali Group is a citizen of the United States.

Item 2(d). Title of Class of Securities:

            Common Stock

Item 2(e). CUSIP Number:

            554489 10 4

Item 3. Type of Reporting Person:

            Not applicable.

Item 4. Ownership as of December 31, 1998:

            (a) Amount beneficially owned:

                3,372,859

            (b) Percent of class:

                5.60%

            (c) Number of shares to which such person has:

                (i) sole power to vote or direct vote:

            (ii) shared power to vote or direct vote:

                 3,372,859

            (iii) sole power to dispose or to direct the disposition of:

                 0

            (iv) shared power to dispose or direct the disposition of:

                 3,372,859

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

            Not applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 16, 1999               /s/ John J. Cali
                                       -----------------------------------------
                                       John J. Cali


Dated: February 16, 1999               /s/ Thomas A. Rizk
                                       -----------------------------------------
                                       Thomas A. Rizk


Dated: February 16, 1999               /s/ John R. Cali
                                       -----------------------------------------
                                       John R. Cali


Dated: February 16, 1999               /s/ Brant B. Cali
                                       -----------------------------------------
                                       Brant B. Cali


Dated: February 16, 1999               /s/ James Nugent
                                       -----------------------------------------
                                       James Nugent


Dated: February 16, 1999               /s/ Albert Spring
                                       -----------------------------------------
                                       Albert Spring


Dated: February 16, 1999               /s/ Roger W. Thomas
                                       -----------------------------------------
                                       Roger W. Thomas


Dated: February 16, 1999               /s/ Barry Lefkowitz
                                       -----------------------------------------
                                       Barry Lefkowitz


Dated: February 16, 1999               /s/ Angelo R. Cali
                                       -----------------------------------------
                                       Angelo R. Cali


Dated: February 16, 1999               /s/ Edward Leshowitz
                                       -----------------------------------------
                                       Edward Leshowitz


Dated: February 16, 1999               /s/ Christopher Cali
                                       -----------------------------------------
                                       Christopher Cali


Dated: February 16, 1999               /s/ Jonna Cali
                                       -----------------------------------------
                                       Jonna Cali


Dated: February 16, 1999               /s/ Philip Cali
                                       -----------------------------------------
                                       Philip Cali


Dated: February 16, 1999               /s/ Rose Cali
                                       -----------------------------------------
                                       Rose Cali

Dated: February 16, 1999               /s/ Brant Cali
                                       -----------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 75 Trust John R


Dated: February 16, 1999               /s/ Brant Cali
                                       -----------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 75 Trust Joanne


Dated: February 16, 1999               /s/ Brant Cali
                                       -----------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 75 Trust Angela


Dated: February 16, 1999               /s/ John R. Cali
                                       -----------------------------------------
                                       John R. Cali, as Trustee for
                                       JJC 79 Trust


Dated: February 16, 1999               /s/ Brant Cali
                                       -----------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 79 Trust


Dated: February 16, 1999               /s/ Susan Sandson
                                       -----------------------------------------
                                       Susan Sandson, as Executrix of
                                       Estate of Jed Leshowitz


Dated: February 16, 1999               /s/ Susan Sandson
                                       -----------------------------------------
                                       Susan Sandson


Dated: February 16, 1999               TAR Investments L.P.
                                       By: TAR Realty Corp.
                                           General Partner


                                       By: /s/ Thomas A. Rizk
                                          --------------------------------------
                                           Thomas A. Rizk
                                           Chief Executive Officer

                                    Exhibit A

                                 THE CALI GROUP

================================================================================
                                                         NUMBER OF SHARES
                   NAME                                 BENEFICIALLY OWNED*
--------------------------------------------------------------------------------
John J. Cali                                                  317,339
--------------------------------------------------------------------------------
Angelo R. Cali                                                278,090
--------------------------------------------------------------------------------
Edward Leshowitz                                              324,916
--------------------------------------------------------------------------------
Brant B. Cali                                                 572,174
--------------------------------------------------------------------------------
John R. Cali                                                  423,824
--------------------------------------------------------------------------------
Christopher Cali                                               62,599
--------------------------------------------------------------------------------
Thomas A. Rizk                                                287,545
--------------------------------------------------------------------------------
TAR Investments LP                                            141,383
--------------------------------------------------------------------------------
Albert Spring                                                  93,232
--------------------------------------------------------------------------------
James Nugent                                                  109,668
--------------------------------------------------------------------------------
Rose Cali                                                       2,663
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 75 Trust
John R                                                         63,523
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 75 Trust
Joanne                                                         63,523
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 75 Trust
Angela                                                         63,522
--------------------------------------------------------------------------------
John R. Cali, as Trustee for JJC 79 Trust                      45,337
--------------------------------------------------------------------------------
Brant Cali, as Trustee for ARC 79 Trust                        44,291
--------------------------------------------------------------------------------
Roger W. Thomas                                                64,484
--------------------------------------------------------------------------------
Barry Lefkowitz                                                64,210
--------------------------------------------------------------------------------
Jonna Cali                                                     51,912
--------------------------------------------------------------------------------
Philip Cali                                                    47,896
--------------------------------------------------------------------------------
Estate of Jed Leshowitz                                       166,145
--------------------------------------------------------------------------------
Susan Sandson                                                  84,583
--------------------------------------------------------------------------------
TOTAL                                                       3,372,859
================================================================================

--------
      * Includes limited partnership units redeemable for shares of Common Stock and vested options to purchase shares of Common Stock.

                                    Exhibit B

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated as of February 16, 1999


                                       /s/ John J. Cali
                                       ---------------------------------------
                                       John J. Cali


                                       /s/ Thomas A. Rizk
                                       ---------------------------------------
                                       Thomas A. Rizk


                                       /s/ John R. Cali
                                       ---------------------------------------
                                       John R. Cali


                                       /s/ Brant B. Cali
                                       ---------------------------------------
                                       Brant B. Cali


                                       /s/ James Nugent
                                       ---------------------------------------
                                       James Nugent


                                       /s/ Albert Spring
                                       ---------------------------------------
                                       Albert Spring


                                       /s/ Roger W. Thomas
                                       ---------------------------------------
                                       Roger W. Thomas


                                       /s/ Barry Lefkowitz
                                       ---------------------------------------
                                       Barry Lefkowitz


                                       /s/ Angelo R. Cali
                                       ---------------------------------------
                                       Angelo R. Cali


                                       /s/ Edward Leshowitz
                                       ---------------------------------------
                                       Edward Leshowitz


                                       /s/ Christopher Cali
                                       ---------------------------------------
                                       Christopher Cali


                                       /s/ Jonna Cali
                                       ---------------------------------------
                                       Jonna Cali


                                       /s/ Philip Cali
                                       ---------------------------------------
                                       Philip Cali

                                       /s/ Rose Cali
                                       ---------------------------------------
                                       Rose Cali


                                       /s/ Brant Cali
                                       ---------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 75 Trust John R


                                       /s/ Brant Cali
                                       ---------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 75 Trust Joanne


                                       /s/ Brant Cali
                                       ---------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 75 Trust Angela


                                       /s/ John R. Cali
                                       ---------------------------------------
                                       John R. Cali, as Trustee for
                                       JJC 79 Trust


                                       /s/ Brant Cali
                                       ---------------------------------------
                                       Brant Cali, as Trustee for
                                       ARC 79 Trust


                                       /s/ Susan Sandson
                                       ---------------------------------------
                                       Susan Sandson, as Executrix of
                                       Estate of Jed Leshowitz


                                       /s/ Susan Sandson
                                       ---------------------------------------
                                       Susan Sandson

                                       TAR Investments L.P.
                                       By: TAR Realty Corp.
                                           General Partner


                                       By: /s/ Thomas A. Rizk
                                          ------------------------------------
                                           Thomas A. Rizk
                                           Chief Executive Officer